Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Curlew Lake Resources Inc. (the “Company”)
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change:

July 28, 2017

Item 3	News Release

July 28, 2017 disseminated through NewsFile SEDAR filed.

Item 4	Summary of Material Change

On July 25, 2017 the Company appointed Len Werden as Director. For clarification, the Company’s Officers and Directors are currently comprised of the following:

Jurgen Wolf, Interim President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
Harold Noyes, Director
Len Werden, Director

See Item 5 below for further particulars.

Item 5	Full Description of Material Change

.	See attached News Release dated July 28, 2017 for full particulars

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer:

Jurgen Wolf, Chief Executive Officer
Phone: (604) 336-8613

Item 9	Date of Report

DATED this 28nd day of July, 2017.

SIGNED: “Jurgen Wolf”
Per:
Jurgen Wolf, Chief Executive Officer